

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2012

<u>Via E-mail</u>
Mr. Anthony Goodman
Chief Executive Officer
Elray Resources, Inc.
575 Madison Avenue, Suite 1006
New York, NY 10022

   Re: Elray Resources, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed April 13, 2012
      File No. 000-52727

Dear Mr. Goodman:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/Tia L. Jenkins

         Tia L. Jenkins
         Senior Assistant Chief Accountant
         Office of Beverages, Apparel, and
         Mining